EXHIBIT 1.1

AsiaSat announces intention to voluntarily delist its ADSs from the New York Stock Exchange

January 8, 2008 - Asia Satellite Telecommunications Holdings Limited (“AsiaSat”) announced its intention to voluntarily delist its American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”) and terminate its American Depositary Receipts (“ADRs”) program. Each ADS represents 10 AsiaSat ordinary shares.

Delisting Process and Termination of the ADR Program

AsiaSat expects to file a Form 25 with the Securities and Exchange Commission (“SEC”) on or about January 18, 2008 with the delisting becoming effective 10 days after such filing.

As part of the delisting process, AsiaSat has also given written notice to The Bank of New York (“BoNY”), as depositary of the ADR program, of its intention to terminate the ADR program. At AsiaSat’s request, BoNY will cease to issue new ADRs as of the close of business on January 11, 2008 (New York time) and terminate the offering made under the registration statement filed as Form F-6 with respect to the unissued ADSs. The ADR program will terminate 30 days after BoNY delivers formal notice of termination to ADR holders.

In addition, AsiaSat and BoNY have agreed to amend the deposit agreement dated September 28, 2001 (the “Deposit Agreement”) to shorten from 1 year to 90 days the period after termination of the Deposit Agreement during which ADR holders may exchange their ADRs for ordinary shares. Such amendment to the Deposit Agreement will become effective 30 days after BoNY delivers formal notice of the amendment to ADR holders.

Following termination of the then amended Deposit Agreement, the ADRs will no longer be transferable. ADR holders will, however, be entitled to return their ADRs to BoNY up to 90 days from the termination of the ADR program and receive the underlying ordinary shares, subject to the cancellation fees charged by BoNY pursuant to the Deposit Agreement. If after such 90 days ADR holders do not surrender their ADRs and request delivery of the underlying shares, such ADR holders will lose the right to receive such shares and, instead, will be entitled, upon subsequent surrender of their ADRs, to receive the net proceeds received by BoNY for the sale of such shares.

Rationale for Delisting

AsiaSat has considered the costs and benefits of maintaining the listing of its ADSs on NYSE and believes that delisting is in the best interests of shareholders, considering the relatively low participation in the ADR program and the associated costs and administrative expenses.

In addition, AsiaSat believes that the continuing listing of its ordinary shares on the Hong Kong Stock Exchange will prove sufficient ongoing liquidity to its shareholders. Notwithstanding the delisting of the ADSs, AsiaSat’s registration under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) remains currently in effect and AsiaSat continues to comply with its disclosure obligations. In this regard, AsiaSat is also considering, when it becomes eligible to do so, an eventual deregistration under the applicable provisions of the Exchange Act. Deregistration under the Exchange Act, if and when taken after appropriate consideration by AsiaSat, will not affect the continued listing of the ordinary shares on the Hong Kong Stock Exchange.

Media inquiries:

Asia Satellite Telecommunications Company Limited

Sabrina Cubbon, General Manager Marketing		Winnie Pang, Manager, Corporate Affairs
Tel:	(852) 2500 0899	Tel:	(852) 2500 0880
Mobile:	(852) 9097 1210	Fax:	(852) 2500 0895
Fax:	(852) 2500 0895	Email:	wpang@asiasat.com
Email:	scubbon@asiasat.com